UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	⊠	Form 40-F	⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	⃞	No	⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	⃞	No	⊠

Central Puerto: Power Capacity Expansion and Strong Cash Flow Generation

Results for the fiscal year and Quarter ended on December 31, 2017

BUENOS AIRES, Argentina--(BUSINESS WIRE)--March 12, 2018--Central Puerto S.A. (“Central Puerto” or the “Company”) (NYSE: CEPU), the largest private sector power generation company in Argentina, as measured by generated power, according to data from CAMMESA, with a geographically and technologically well-diversified generation asset portfolio, reports its consolidated financial results for the three-month period ended December 31, 2017 (“Fourth Quarter” or “4Q2017”), and its audited annual results for 2017.

A conference call to discuss 4Q2017 and full year financial results will be held on March 13, 2017 at 12 pm Eastern Time (see details below). All information provided is presented in a consolidated basis, unless otherwise stated.

All figures are expressed in Argentinean Pesos and growth comparisons refer to the same period of the prior year, except when otherwise specified. Definitions and terms used herein are provided in the Glossary at the end of this document. This release does not contain all of the Company’s financial information. As a result, investors should read this release in conjunction with Central Puerto’s consolidated financial statements and the notes to those statements for the years ended December 31, 2017 and 2016 available on the Company’s website.

A. 4Q2017 and Full Year 2017 Highlights

Significant increase in 2017 revenues after key changes in Energia Base framework: The Ministry of Energy increased remuneration to generators and set all prices in US dollars.

Revenues in 2017 were 67% higher than in 2016, reaching Ps. 5,957 million, while Adjusted EBITDA of continuing operations in 2017 was 47% higher than in 2016, totaling Ps. 3.439 million. Finally, Net income of the period was 98% higher than in 2016, reaching Ps. 3,494 million.

Strong cash flow generation, supported by FONINVEMEM cash flows: Cash flows from operations, reached Ps. 2,389 million. This figure includes FONINVEMEM collections for a total amount of Ps. 351 million.

Stable operational performance: Energy generation from continuing operations was 15,626 GWh, 7% higher than in 2016, while machine availability (weighted average by power capacity) of thermal units was 90%, compared to 76% in 2016, exceeding market average.

+423 MW awarded capacity in co-generation units: During 4Q2017, Central Puerto was awarded with 2 new thermal plants, Luján de Cuyo and Terminal 6-San Lorenzo, increasing installed capacity under construction to 657 MW.

+87 MW of awarded capacity in renewable energy: Under Renovar Program (Round 2), Central Puerto was awarded with La Genoveva project, adding 87 MW of capacity to the wind portfolio, that totals 234 MW with La Castellana and Achiras farms, currently under construction (147 MW).

____________________________________________________________________________________________________________________________________________

“This was an exceptional year for Central Puerto, as we successfully executed our strategy based on growing on both renewable and conventional thermal production. In a highly competitive environment, Central Puerto was able to take advantage of its strengths in terms of engineering, financial and strategic capabilities to keep its position as leader in the Argentinean market in terms of power generation among private players.

The market for the legacy generation has also improved significantly during 2017.
Looking forward, we are prepared for the next steps, and ready to help rebuild the power market in the country, while creating and delivering value to our shareholders”

Jorge Rauber CEO

____________________________________________________________________________________________________________________________________________

B. Recent News

New listing on NYSE: In February 2018, ADSs were approved for listing on the New York Stock Exchange under the symbol “CEPU.”

Delivering on capacity growth – New renewable projects for 46 MW: Under the new regulatory framework (MATER), in which generators are allowed to enter into renewable energy power purchase agreements directly with large users, CP Renovables -a subsidiary of Central Puerto- was granted access to the grid for La Castellana II and Achiras II wind projects, adding the possibility to sell 46 MW of new power capacity.

Successful transfer of La Plata plant provided funds for new opportunities: In 4Q2017, YPF accepted Central Puerto’s offer to sell the La Plata plant for US$31.5 million. The transaction was subject to conditions that were met during 1Q2018. The proceeds from this transaction will be used to fund ongoing thermal projects during 2018.

Cash from potential sale of non-core assets to fund growth: Central Puerto intends to sell its interest in Ecogas, subject to favorable market conditions. This operation may be executed in one or more potential public offerings in national and/or international markets. In order to facilitate the transaction, the controlling companies might be merged and listed in an international stock exchange. Central Puerto currently holds an indirect interest of 22.49% in DGCU and a direct and indirect interest of 39.69% in DGCE.

Dividends from Ecogas: During 1Q2018, Central Puerto collected US$. 13,6 million from DGCE and its controlling company. The Company also expects to collect dividends from DGCU during 1H2018.

TGM claim cashed: In 2009, TGM, a subsidiary in which Central Puerto holds a 20% interest, terminated its gas supply contract with YPF as a result of repeated breaches by YPF. In 4Q2017, YPF agreed to pay TGM, US$114 million in order to end TGM’s claim against YPF. During 1H2018, Central Puerto expects to receive dividends, in proportion to its interest in TGM.

Potential dividend distribution: Taking into account that the recent changes in the Argentine tax regulation do not apply to 2017 results, the Company proposed a dividend distribution of Ps. 0.70 per share.

C. Main operating metrics

The table below sets forth key operating metrics for 4Q2017, and 2017, compared to 4Q2016, 3Q2017 and 2016:

Key Metrics	4Q 2017	3Q 2017	4Q 2016	Var % (4Q /4Q)	2017	2016	Var %
Continuing Operations
Energy Generation (GWh)	4,039	3,937	3,412	18%	15,626	14,639	7%
-Electric Energy Generation - Thermal	2,455	2,986	2825	(13%)	11,901	12,281	(3%)
-Electric Energy Generation - Hydro	1,583	951	587	170%	3,725	2,358	58%
Installed capacity (MW; EoP1)	3,663	3,791	3,791	(3%)	3,663	3,791	(3%)
-Installed capacity - Thermal (MW)	2,222	2,350	2,350	(5%)	2,350	2,350	(5%)
-Installed capacity - Hydro (MW)	1,441	1,441	1,441	0%	1,441	1,441	0%
Availability - Thermal[2]	92%	92%	80%		90%	76%
Steam production (thousand Tons)	289	303	293	(1%)	1,178	1,115	6%
Non - Continuing Operations
Energy Generation (GWh)[3]	177	239	218	(19%)	837	905	6%
Steam production (thousand Tons)[3]	346	443	417	(17%)	1,599	1,708	(6%)

1 EoP refers to “End of Period”
2 Available weighted average by power capacity. Off time due to scheduled maintenance agreed with CAMMESA is not included in the ratio. For 4Q2017, data for October and November 2017 (latest available data). For 2017, data from January to November 2017 (latest available data).
3 Refers to the generation from La Plata Plant, which was sold during 1Q2018.
Source: CAMMESA, company data.

In 4Q2017, energy generation from continuing operations increased 18% as compared to the same period of 2016, due to a 170% increase in energy generation for hydro plants, after an increase in the available water flow in Piedra del Águila Plant, while thermal generation decreased 13% due to less dispatch. The availability of thermal units increased to 92% in 4Q2017, as compared to 80% in 4Q2016, mainly because of lower failure rate in the steam turbines. Finally, steam generation remained almost stable, decreasing 1%.

During 2017, energy generation from continuing operations increased 7% as compared to the same period of 2016, due to a 58% increase in energy generation for hydro plants, after an increase in the available water flow in the Piedra del Águila Plant, while thermal generation declined 3% due to less dispatch. The availability of thermal units increased to 90% in 2017 as compared to 76% in 2016, mainly because of a lower failure rate in the steam turbines. Finally, steam generation increased 6% due to an increase in demand by YPF.

D. Financials

D.1 Main financial magnitudes of continuing operations

Million Ps.	4Q 2017	3Q 2017	4Q 2016	Var % (4Q/4Q)	2017	2016	Var %
Revenues	1,935	1,539	906	114%	5,957	3,563	67%
Cost of sales	(787)	(653)	(577)	36%	(2,742)	(2,070)	32%
Gross profit	1,149	886	329	249%	3,214	1,493	117%
Other operating results, net	53	19	82	(35%)	(103)	607	N/A
Operating income	1,202	905	411	192%	3,111	2,100	117%
Depreciation and Amortization	113	74	60	87%	327	242	26%
Adjusted EBITDA[1]	1,315	979	472	179%	3,439	2,342	47%

1 See “Disclaimer-Adjusted EBITDA” below for further information.

D.2 Main financial magnitudes of continuing operations (dollar convenience translation)

Million US$	4Q 2017	3Q 2017	4Q 2016	Var % (4Q /4Q)	2017	2016	Var %
Revenues	110	89	58	89%	362	240	51%
Costs of sales	(45)	(38)	(37)	20%	(167)	(139)	20%
Gross profit	65	51	21	208%	195	101	94%
Other operating results, net	3	1	5	(42%)	(6)	41	N/A
Operating income	68	52	27	158%	189	142	117%
Depreciation and Amortization	6	4	4	65%	17	14	25%
Adjusted EBITDA[1]	75	57	30	146%	209	158	33%
Average exchange rate of period	17.55	17.29	15.50	13%	16.45	14.84	11%
Exchange rate end of period	18.65	17.31	15.89	17%	18.65	15.89	17%

1 See “Disclaimer—Adjusted EBITDA ” below for further information.

NOTE: The calculation of the financial values expressed in US dollars arises from the calculation of the results expressed in Argentine pesos divided by the average of the daily exchange rates quoted by the Banco de la Nación Argentina for wire transfers (divisas) for the relevant period. The translations into US dollars have been made for convenience purposes only. See “Disclaimer—Convenience Translations” below for further information.

D.3 Adjusted EBITDA Reconciliation of continuing operations

Million Ps.	4Q 2017	3Q 2017	4Q 2016	Var % (4Q /4Q)	2017	2016	Var %
Net income for the period	1,414	806	366	287%	3,494	1,769	98%
Financial expenses	212	162	-	N/A	698	620	12%
Financial income	(96)	(124)	67[1]	N/A	(932)	(421)	121%
Share of the profit of an associate	(492)	(131)	(62)	700%	(715)	(148)	385%
Income tax expenses	227	354	179	27%	1,052	718	47%
Depreciation and amortization	113	74	60	87%	327	242	38%
Net income of Non-continuing operations	(63)	(163)	(139)	(55%)	(485)	(438)	11%
Adjusted EBITDA[2]	1,315	979	472	179%	3,439	2,342	47%

1The Financial Income for 4Q2016 is expressed net of Financial Expenses for the period
2 See “Disclaimer—Adjusted EBITDA” below for further information.

D.4 4Q2017 Results Analysis

Revenues increased 114% to Ps. 1,935 million in 4Q2017, as compared to Ps. 906 million in 4Q2016. The increase in revenues was mainly driven by: (i) the tariff increase established by Res. 19/17, which set higher prices for energy generation and machine availability and set the prices in US dollars; (ii) an increase of 13% in the average exchange rate of 4Q2017, as compared to the average exchange rate of 4Q2016, which impacted on tariffs set in US$ dollars; (iii) a 18% increase in energy generation, that reached 4,039 GWh for continuing operations during 4Q2017; (iv) Ps. 149 million in revenues coming from capacity payments (Guaranteed Bid Capacity -DIGO in Spanish) of some steam units from previous quarters, that were billed and collected during 4Q2017; (v) Ps. 143 million in additional revenues under Resolution No. 724/2008 with original due date in 2018 and 2019, that were collected in advance.

The table below sets forth the tariff scheme for Energia Base effective since November 2017, by source of generation:

	Thermal	Hydro
Capacity payments Res. 19/17[1]	US$ 7,000 per MW per month	US$ 3,000 per MW per month
Energy payments Res. 19/17	US$ 7 per MWh for generation with natural gas US$ 8 per MWh for generation with fuel oil/gas oil	US$ 4.9 per MWh

1Effective prices for capacity payment depend on the availability of each unit, and the achievement of the Guaranteed Bid Capacity (DIGO in Spanish) that each generator may send to CAMMESA twice a year. For further details, see “The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme” in the prospectus filed with the SEC on February 2, 2018 or the Local Prospectus filed with the CNV on January 18, 2018.

Adjusted EBITDA increased 179% to 1,315 million in 4Q2017, compared to Ps. 472 million in 4Q2016. This increase was driven primarily by the increase in revenues mentioned above, and was partially offset by: (a) an increase in the cost of sales and in administrative and selling expenses, mainly due to (x) an increase in dollar denominated expenses due to an increase of 13% in the average exchange rate of 4Q2017, as compared to the average exchange rate of 4Q2016; and (y) an increase in compensation to employees mainly related to collective bargain agreements.

Adjusted EBITDA + Cash Flows from FONINVEMEM totaled Ps. 1,408 million in 4Q2017. During the 4Q2017, the company received Ps. 93 million (including VAT) from FONINVEMEM receivables, compared to Ps. 82 million (including VAT) in 4Q2016.

Net income increased 287% to Ps. 1,415 million in the 4Q2017, as compared to Ps. 366 million in 2016. In addition to the above-mentioned facts, net income also increased as a result of a 700% increase in share of profit of associates because of (i) a profit of Ps. 127 million from the interest in Ecogas, through IGCE and IGCU in 4Q2017, as compared to Ps 47 million in the 4Q 2016; (ii) the Company’s interest in TGM increased to Ps. 248 million after the settlement entered into between YPF and TGM to end the claim for breach in the natural gas transportation contract.

D.5 2017 Annual Results Analysis

Revenues increased 67% to Ps. 5,957 million in 2017, as compared to Ps. 3,563 million in 2016. The increase in revenues was mainly driven by (i) the gradual tariff increase established by Res. 19/17 that became effective as of February, May and November 2017, which set higher prices for energy generation and machine availability and set the prices in US dollars, (ii) a 7% increase in energy generation, which for 2017 reached 15,626 GWh for continuing operations, (iii) an increase of 11% in the average exchange rate during 2017, as compared to the average exchange rate during 2016; and (iv) Ps. 143 million in additional revenues under Resolution No. 724/2008 with original due date in 2018 and 2019, that were collected in advance.

Adjusted EBITDA increased 47% to 3,439 million in 2017, compared to Ps. 2,342 million in 2016. This increase was driven primarily by the increase in revenues mentioned above, and was partially offset by: a) an increase in the cost of sales and in administrative and selling expenses, mainly due to (i) an increase in dollar denominated expenses as a result of an increase of 11% in the average exchange rate during 2017, as compared to the average exchange rate during 2016; and (ii) an increase in compensation to employees mainly related to collective bargaining agreements; and b) by a decrease in other operating income due to a one-time gain of Ps.520.4 million registered in 2016 in connection with a revision of the estimate book value of the amounts recognized as of December 31, 2015 of certain receivables from CAMMESA related to LVFVD of additional trust remuneration for financing new projects, based on changes in the energy sector.

Adjusted EBITDA + Cash Flows from FONINVEMEM totaled Ps. 3,741 million in 2017. During the 2017, the Company received Ps. 351 million from FONINVEMEM receivables (including VAT), compared to Ps. 307 million (including VAT) in 2016.

Net income increased 98% to Ps. 3,494 million in 2017, as compared to Ps. 1,769 million in 2016. In addition to the drivers mentioned above, this increase was driven by: a) the net income on the disposal of available-for-sale financial assets, net totaling Ps.663 in 2017, compared to Ps.227 million in 2016, mainly due to an increase in sales of available-for-sale financial assets in 2017; and b) an increase in share of the profit of an associate because of (i) a profit of Ps. 422 million derived from the interest in Ecogas through IGCE and IGCU in 2017, as compared to Ps. 103 million in 2016, as a result of an increase in tariffs effective October 2016, April 2017 and November 2017; and (ii) a profit of Ps. 248 million from the interest in TGM in 2017, due to the settlement entered into between YPF and TGM to end the claim for breach in the natural gas transportation contract.

D.6 Financial Situation

As of December 31, 2017, the Company and its subsidiaries had cash and cash equivalents of Ps.89 million, and other current financial assets of Ps. 1,111 million.

Loans and borrowings totaled less than 0.5 million pesos for Central Puerto S.A., while its subsidiary, CP Renovables, which holds the renewable projects, had loans totaling Ps. 1,985 million received for the construction of the Achiras and La Castellana wind farms.

Million Ps.	As December 31 2017	As December 31 2016	Variations
			%
Other financial assets	1,001	1,733	-42%
Cash and cash equivalents	21	27	-22%
Financial Debt	0	(1,293)	-100%
Subtotal Individual Net Cash Position	1,022	467	119%
Other financial assets of subsidiaries	110	65	69%
Cash and cash equivalents of subsidiaries	68	3	2,167%
Financial Debt of subsidiaries	(1,985)	0	N/A
Subtotal Subsidiaries Net Cash Position	(1,806)	68	N/A
Consolidated Net Cash Position	(784)	535	N/A

D.7 Cash Flows of the year

Million Ps.	2017

Cash and Cash equivalents at the beginning of the year	30
Net cash flows provided by operating activities	2,389
Net cash flows used in investing activities	(2,317)
Net cash flows (used in) financing activities	(59)
Exchange difference and other financial results	46
Cash and Cash equivalents at the end of the year	89

Net cash provided by operating activities was Ps. 2,389 million during 2017. Cash flow provided by operating income from continuing operations was Ps. 3,111 million, partially reduced by an increase of Ps 1,057 million in trade and other receivables as a result of higher average prices per unit (while the period in which we collect such receivables remained stable), among other reasons.

Net cash used in investing activities was Ps.2,317 million for 2017. This amount was mainly explained by (i) payments that amounted to Ps.3,484 million for (x) to the purchase of property, plant and equipment, for the construction of Achiras and La Castellana wind farms and (y) for the acquisition of two gas turbines for the Luján de Cuyo Project. This was partially offset by (ii) proceeds from the sale of available-for-sale financial assets that totaled Ps.1,130 million.

Net cash used in financing activities was to Ps.59 million in 2017. The main variables that account for financing activities were (i) dividends paid in cash that amounted to Ps. 1,279 million, (ii) the repayment of loans received from Banco de Galicia y Buenos Aires S.A. for the purchasing of turbogenerators that totaled Ps.994.97 million and (iii) loans received by CP Renovables and its subsidiaries for the construction of the Achiras and La Castellana wind farms for Ps. 1,872 million.

D.8 Tables

a. Consolidated Income Statement

	2017	2016
	Thousand Ps.	Thousand Ps.

Revenues	5,956,596	3,562,721
Cost of sales	(2,742,147)	(2,069,752)
Gross income	3,214,449	1,492,969

Administrative and selling expenses	(651,168)	(445,412)
Other operating income	640,480	1,137,736
Other operating expenses	(92,497)	(84,845)
Operating income	3,111,264	2,100,448

Financial income	932,227	420,988
Financial expenses	(697,638)	(620,448)
Share of the profit of associates	715,001	147,513
Income before income tax from continuing operations	4,060,854	2,048,501
Income tax for the year	(1,051,896)	(717,639)
Net income for the year from continuing operations	3,008,958	1,330,862
NON-CONTINUING OPERATIONS
Net income for the year from non-continuing operations	485,041	437,974

Net income for the year	3,493,999	1,768,836

Attributable to:
- Equity holders of the parent	3,507,795	1,768,843
- Non-controlling interests	(13,796)	(7)
	3,493,999	1,768,836

Earnings per share:
- Basic and diluted (ARS)	2.33	1.17

	4Q2017	3Q2017	4Q2016
	Thousand Ps.	Thousand Ps.	Thousand Ps.

Revenues	1,935,216	1,539,456	906,200
Cost of sales	(786,545)	(652,988)	(576,939)
Gross income	1,148,671	886,468	329,261

Administrative and selling expenses	(211,866)	(142,068)	(111,157)
Other operating income	336,099	169,370	170,008
Other operating expenses	(70,744)	(8,794)	23,280
Operating income	1,202,160	904,976	411,392

Financial Results, net	(115,284)	(38,434)	(67,329)
Share of the profit of associates	492,086	130,722	61,546
Income before income tax form continuing operations	1,578,962	997,264	405,609
Income tax for the year	(227,322)	(354,347)	(179,097)
Net income for the year from continuing operations	1,351,640	642,917	226,512
NON-CONTINUING OPERATIONS
Net income for the year from non-continuing operations	63,270	162,695	139,178

Net income for the year	1,414,910	805,612	365,690

b. Consolidated Statement of Financial Position

	2017	2016
	Thousand Ps.	Thousand Ps.
Assets
Non-current assets
Property, plant and equipment	7,431,728	2,811,539
Intangible assets	187,833	236,530
Investment in associates	985,646	307,012
Trade and other receivables	2,602,213	3,553,129
Other non-financial assets	12,721	1,466,547
Inventories	48,203	30,830
	11,268,344	8,405,587
Current assets
Inventories	110,290	137,965
Other non-financial assets	470,895	137,110
Trade and other receivables	3,887,065	2,215,535
Other financial assets	1,110,728	1,796,756
Cash and cash equivalents	88,633	30,008
	5,667,611	4,317,374
Assets held-for-sale	143,014	-
	5,810,625	4,317,374
Total assets	17,078,969	12,722,961

Equity and liabilities
Capital stock	1,514,022	1,514,022
Adjustment to capital stock	664,988	664,988
Merger premium	376,571	376,571
Legal and other reserves	463,359	197,996
Voluntary reserve	450,865	68,913
Retained earnings	3,503,046	1,757,051
Accumulated other comprehensive income	43,284	334,747
Equity attributable to shareholders of the parent	7,071,965	5,147,299
Non-controlling interests	289,035	6,717
Total Equity	7,361,000	5,154,016

Non-current liabilities
Other non-financial liabilities	468,695	635,162
Other loans and borrowings	1,478,729	-
Borrowings from CAMMESA	1,055,558	1,284,783
Compensation and employee benefits liabilities	113,097	87,705
Deferred income tax liabilities	703,744	1,136,481
Provisions	-	125,201
	3,819,823	3,269,332
Current liabilities
Trade and other payables	1,017,306	655,598
Other non-financial liabilities	659,668	476,785
Borrowings from CAMMESA	1,753,038	1,047,722
Other loans and borrowings	505,604	1,293,178
Compensation and employee benefits liabilities	323,078	205,923
Income tax payable	1,096,817	278,922
Provisions	413,474	341,485
	5,768,985	4,299,613
Liabilities associated with the assets held for sale	129,161	-
	5,898,146	4,299,613
Total liabilities	9,717,969	7,568,945
Total equity and liabilities	17,078,969	12,722,961

c. Consolidated Statement of Cash Flow

	2017	2016
	Thousand Ps.	Thousand Ps.
Operating activities
Income for the year before income tax	4.060.854	2,048,501
Income for the year before income tax from non-continuing operations	749.198	673,807
Income for the year before income tax	4.810.052	2,722,308
Adjustments to reconcile income for the year before income tax to net cash flows:
Depreciation of property, plant and equipment	278.679	201,865
Loss on disposal of property, plant and equipment	559	2,570
Amortization of intangible assets	48.697	40,161
Discount of accounts receivable and payable, net	(51.838)	(718,114)
Interest earned from customers	(270.715)	(108,423)
Financial income	(932.227)	(420,988)
Financial expenses	697,977	634,903
Share of the profit of associates	(715,001)	(147,513)
Provision for materials impairment	23.300	-
Stock-based payments	2.942	-
Movements in provisions and long-term employee benefit plan expenses	102.470	102.982

Working capital adjustments:
Increase in trade and other receivables	(1.057.029)	(966.677)
Increase in other non-financial assets and inventories	(376.674)	822.394
Increase in trade and other payables, other non-financial liabilities and liabilities from employee benefits	477.218	600.784
	3.038.410	2.766.252

Interest received from customers	76.198	70.234
Income tax and minimum presumed income tax paid	(725.625)	(747.879)
Net cash flows provided by operating activities	2.388.983	2.088.607

Investing activities
Purchase of property, plant and equipment	(3.483.521)	(1.070.201)
Upfront payments of property, plant and equipment purchases	-	(1.118.158)
Dividends received	36.372	25.798
Interest received from financial assets	-	4.088
Sale of available-for-sale financial assets, net	1.129.860	207.670
(Purchase) from sale of investments in associates	(6)	25.053
Net cash flows used by investing activities	(2.317.295)	(1.925.750)

Financing activities
Banks overdraft (settlements) proceeds, net	(312.210)	106.759
Bank loans received	1.871.894	868.789
Bank loans paid	(994.966)	-
Borrowings received from CAMMESA	403.427	784.245
Repayment of corporate bonds	-	(743.087)
Interest paid	(42.758)	(64.157)
Dividends paid	(1.279.393)	(1.392.282)
Contributions from non-controlling interests	295.412	6.724
Net cash flows (used in) financing activities	(58.594)	(433.009)

Decrease in cash and cash equivalents	13,094	(270,152)
Exchange difference and other financial results	45,531	7,671
Cash and cash equivalents as of January 1	30,008	292,489
Cash and cash equivalents as of December 31	88,633	30,008

d. Non-continuing operations

The results of La Plata plant for the years ended December 31, 2017 and 2016 are presented below:

	2017	2016
	Thousand Ps.	Thousand Ps.

Revenues	2,196,746	1,757,692
Cost of sales	(1,427,906)	(1,081,979)
Gross income	768,840	675,713

Administrative and selling expenses	(8,566)	(15,221)
Other operating income	-	27,770
Other operating expenses	(10,737)	-
Operating income	749,537	688,262

Finance expenses	(339)	(14,455)
Income before income tax for discontinued operations	749,198	673,807

Income tax for the year	(264,157)	(235,833)

Net income of the period for discontinued operations	485,041	437,974

The classes of assets and liabilities of La Plata plant classified as held for sale as of December 31, 2017 are, as follows:

2017
Thousand Ps.
Assets
Property, plant and equipment	116,923
Inventories	26,091
Assets held for sale	143,014

Liabilities
Deferred income tax liabilities	6,282
Compensation and employee benefits liabilities	(4,411)
Provisions	(131,032)
Liabilities associated with assets held for sale	(129,161)

Net assets held for sale	13,853

E. Information about the Conference Call

There will be a conference call to discuss Central Puerto’s fourth quarter 2017 results on Tuesday March 13, 2018 at 12:00 p.m. New York Time / 1:00 p.m. Buenos Aires Time.

The hosts will be Mr. Jorge Rauber, Chief Executive Officer, and Mr. Fernando Bonnet, Chief Financial Officer. To access the conference call, please dial:

United States Participants (Toll Free): +1-888-317-6003
Argentina Participants (Toll Free): 0800-555-0645
International Participants: +1-412-317-6061
Passcode: 4665781

The Company will also host a live audio webcast of the conference call on the Investor Relations section of the Company’s website at http://investors.centralpuerto.com/. Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

You may find additional information on the Company at:

  http://investors.centralpuerto.com/
  www.cnv.gob.ar
  www.sec.gov

F. Glossary

In this release, except where otherwise indicated or where the context otherwise requires:

  “CAMMESA” refers to Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima.;
  “Ecogas” refers collectively to Distribuidora de Gas Cuyana (“DGCU”), and its controlling company Inversora de Gas Cuyana (“IGCU”) and Distribuidora de Gas del Centro (“DGCE”), and its controlling company Inversora de Gas del Centro (“IGCE”);
  “Energía Base” (legacy energy) refers to the regulatory framework established under Resolution SE No. 95/13, as amended, and, since February 2017, regulated by Resolution SEE No. 19/17.;
  “FONINVEMEM” refers to the Fondo para Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (the Fund for Investments Required to Increase the Electric Power Supply).;
  “LVFVD” refers to liquidaciones de venta con fecha de vencimientos a definir, or receivables from CAMMESA without a fixed due date.;
  “MATER”, refers to Mercado a Término de Energía Renovable, is the regulatory framework that allows generators to sell electric energy from renewable sources directly to large users.
  “sales under contracts” refers collectively to (i) term market sales of energy under contracts with private sector counterparties and (ii) sales of energy sold under the Energía Plus;
  “PPA” refers to capacity and energy supply agreements with customers;
  “TGM” refers to Transportadora de Gas del Mercosur S.A.;
  “YPF” refers to YPF S.A., Argentina’s state-owned oil and gas company;

G. Disclaimer

Additional information about Central Puerto can be found in the Investor Support section on the website at www.CentralPuerto.com.

Rounding amounts and percentages: Certain amounts and percentages included in this release have been rounded for ease of presentation. Percentage figures included in this release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this release may not sum due to rounding.

This release contains certain metrics, including information per share, operating information, and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”) that constitute forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “will,” “estimate” and “potential,” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.

Statements regarding possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition, expected power generation and capital expenditures plan, are examples of forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company assumes no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and the Company’s business can be found in the Company’s public disclosures filed on EDGAR (www.sec.gov).

Adjusted EBITDA

In this release, Adjusted EBITDA, a non-IFRS financial measure, is defined as net income for the year, plus finance expenses, minus finance income, minus share of the profit of associates, minus depreciation and amortization, plus income tax expense, plus depreciation and amortization, minus net results of non-continuing operations.

Adjusted EBITDA is believed to provide useful supplemental information to investors about the Company and its results. Adjusted EBITDA is among the measures used by the Company’s management team to evaluate the financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA is frequently used by securities analysts, investors and other parties to evaluate companies in the industry. Adjusted EBITDA is believed to be helpful to investors because it provides additional information about trends in the core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on the results.

Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

  Adjusted EBITDA does not reflect changes in, including cash requirements for, our working capital needs or contractual commitments;
  Adjusted EBITDA does not reflect our finance expenses, or the cash requirements to service interest or principal payments on our indebtedness, or interest income or other finance income;
  Adjusted EBITDA does not reflect our income tax expense or the cash requirements to pay our income taxes;
  although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements;
  although share of the profit of associates is a non-cash charge, Adjusted EBITDA does not consider the potential collection of dividends; and
  other companies may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

The Company compensates for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of the Company’s consolidated financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, net income. For a reconciliation of the net income to Adjusted EBITDA, see the tables included in this release.

CONVENIENCE TRANSLATIONS

The translations into US dollars in the table under “D.2. Main financial magnitudes – dollar translation of continuing operations” (the “table D.2.”) have been made for convenience purposes only, and, given the significant exchange rate fluctuation during 2016 and 2017, you should not place undue reliance on the amounts expressed in US dollars in the table D.2. In addition, we note that the percentage variations in the table D.2. differ from the percentage variations set forth in the table under “D.1. Main financial magnitudes of continuing operations.” The US dollar translations should not be construed as a representation that the peso amounts have been or may be converted into US dollars at the rate indicated in the table above or at any other rate.

CONTACT:
Central Puerto S.A.
Fernando Bonnet, (+54 11) 4317 5000
Chief Financial Officer
or
Tomás Daghlian, (+54 11) 4317 5000
Investor Relations Officer
inversores@centralpuerto.com
www.centralpuerto.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: March 12, 2018	By:	/s/ LEONARDO MARINARO
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact